Exhibit 99.1

Cuprina Receives U.S. FDA 510(k) Clearance for MEDIFLY Maggots —

the First U.S. Clearance for a Lucilia cuprina Maggot Debridement Product

SINGAPORE, June 15, 2026 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“CUPR” or “the Company”), a biomedical company developing and marketing products for the chronic wounds, infertility, medical waste recycling, and cosmeceuticals sectors, today announced that an indirectly wholly-owned subsidiary of the Company, Cuprina Pte. Ltd.   has received 510(k) clearance from the U.S. Food and Drug Administration (FDA) for MEDIFLY Maggots™, its medical-grade Lucilia cuprina larvae used in maggot debridement therapy (MDT). To the Company’s knowledge, MEDIFLY Maggots™ is the first maggot debridement product to receive U.S. FDA 510(k) clearance using the Lucilia cuprina species.

MEDIFLY Maggots™ is cleared for the debridement of non-healing necrotic skin and soft tissue wounds, including pressure ulcers, neuropathic foot ulcers, and non-healing traumatic or post-surgical wounds. The prescription product consists of medical-grade fly larvae applied to a wound under the supervision of trained healthcare professionals to remove dead and infected tissue and support the body’s natural healing process.

Chronic non-healing wounds, including diabetic foot ulcers and pressure injuries, affect millions of patients and place a significant and growing burden on health systems. It is estimated that 1-2% of the population in developed countries suffer from chronic wounds [Falanga et al., 2022]. With FDA clearance, MEDIFLY Maggots™ should soon become available to wound-care providers across the United States. As a biological, non-antibiotic approach to wound debridement, MDT is also drawing renewed interest amid global concern over antimicrobial resistance.

BUILDING ON THE HERITAGE OF MODERN MAGGOT THERAPY

MEDIFLY Maggots™ received clearance based on substantial equivalence to Medical Maggots™, the Lucilia sericata product that became the first medicinal maggot cleared by the FDA in 2004. That clearance is held by Dr. Ronald A. Sherman, a pioneer of modern MDT and Cuprina’s Medical and Scientific Director. Cuprina is the licensed producer and distributor of Medical Maggots™ for the U.S. market.

With the MEDIFLY clearance, Cuprina now holds U.S. FDA commercial rights to both maggot species used in maggot debridement therapy: Lucilia sericata, licensed from Dr. Sherman, and Lucilia cuprina, through its own MEDIFLY clearance. The Company believes this dual-species position is distinctive in the field and provides flexibility to serve clinicians and to pursue regulatory pathways in other markets.

The two species fit different markets. Lucilia sericata carries the longer track record in Western wound care, while Lucilia cuprina, found across Australia, Africa, Asia and parts of the Americas, is the species clinicians and regulators already recognise across many warmer-climate markets. Holding both lets Cuprina lead with whichever species a given market knows best, an advantage as the Company expands its wound-care presence across Asia and the Middle East.

“We now hold FDA clearance for both species used in MDT, a position no other company holds. This anchors our wound-care platform in one of the world’s most demanding regulatory markets and gives us a defensible edge as we continue to build our portfolio,” said David Quek, Chief Executive Officer of Cuprina.

“Maggot debridement therapy has earned its place in modern wound care, and adding a second FDA-cleared species strengthens the entire field,” said Dr. Sherman. “Lucilia cuprina has a meaningful international track record, and brings it under U.S. FDA clearance gives clinicians and their patients more flexibility in how this therapy is delivered.”

FDA 510(k) clearance is a globally recognized regulatory benchmark. The Company believes the clearance supports, and may help accelerate, registration pathways for MEDIFLY Maggots™ in other markets, including Saudi Arabia, Hong Kong and mainland China, where Cuprina is developing its wound-care presence. Any such registrations remain subject to the requirements and timelines of the relevant national regulatory authorities.

MEDIFLY Maggots™ was reviewed and cleared by the FDA’s Center for Biologics Evaluation and Research (CBER), which assumed regulatory oversight of medicinal maggots in December 2024. The clearance established a recognized U.S. regulatory foundation for the product and complements Cuprina’s broader chronic-wound portfolio, creating commercial opportunities the Company continues to evaluate.

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the infertility, medical waste recycling, and health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https://www.cuprina.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the Company’s belief that MEDIFLY Maggots™ is the first Lucilia cuprina maggot debridement product to receive U.S. FDA clearance; the commercial potential and market opportunity for MEDIFLY Maggots™; the Company’s plans to make the product available in the United States; and the potential for the FDA clearance to support or accelerate regulatory registrations in other markets, including Saudi Arabia, Hong Kong and mainland China. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties of obtaining regulatory clearances or registrations in jurisdictions outside the United States; the pace and extent of market adoption of maggot debridement therapy; risks related to commercialization, manufacturing and supply; and other factors discussed in the “Risk Factors” section of the Company’s filings with the U.S. Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: ir@skylineccg.com